UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Broughton, George W.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   09/27/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
   .
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  09/25/02    M        782           A  $13.893      123,306        D  Direct
Common Stock                                                                                     6,846          I  As Custodian
Common Stock                                                                                     28,482         I  As Trustee
Common Stock                                                                                     532            I  by Corporation
Common Stock                                                                                     15,556         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $8.471                                                                                  04/04/05
(right to buy)
Deferred Compensation
Non-Qualified Stock Option     $13.892         09/25/02       M                          782                           04/10/07
(right to buy)
Non-Qualified Stock Option     $14.157                                                                                 04/13/10
(right to buy)
Non-Qualified Stock Option     $16.221                                                                                 04/15/09
(right to buy)
Non-Qualified Stock Option     $22.367                                                                    04/08/98     04/09/08
(right to buy)
Non-Qualified Stock Option     $25.760                                                                                 04/11/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   799                       799           D   Direct
(right to buy)
Deferred Compensation                    Common Stock                   1,077                     1,077         D   Direct
Non-Qualified Stock Option     09/25/02  Common Stock                   782                       4,135         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,648                     1,648         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,195                     1,195         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,647                     1,647         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,100                     1,100         D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Broughton, George W.
DATE 09/26/02